SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 11-K


\X\ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
    1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997, OR
\ \ FOR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
    ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO _______________


Commission file number 001-00434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Procter & Gamble Subsidiaries Savings and Investment Plan, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202.


REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance With the Financial Reporting Requirements of ERISA



                    THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
                               AND INVESTMENT PLAN

                    FINANCIAL STATEMENTS FOR THE YEARS ENDED
                   DECEMBER 31, 1997 AND 1996 AND SUPPLEMENTAL
                      SCHEDULE AS OF DECEMBER 31, 1997 AND
                          INDEPENDENT AUDITORS' REPORT




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

TABLE OF CONTENTS
----------------------------------------------------------------------------

                                                              Page

INDEPENDENT AUDITORS' REPORT                                   1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits
   as of December 31, 1997 and 1996                            2

  Statements of Changes in Net Assets Available
   for Benefits for Years Ended December 31, 1997
   and 1996                                                    3

  Notes to Financial Statements for the Years Ended
   December 31, 1997 and 1996                                  4

SUPPLEMENTAL SCHEDULE - Assets Held for Investment
  (item 27a of Form 5500), December 31, 1997                   11

SUPPLEMENTAL SCHEDULES OMITTED - The following schedules were omitted because of the absence of conditions under which they are required or due to their inclusion in information filed by The Procter & Gamble Master Savings Trust:

  Reportable Transactions for the Year Ended December 31, 1997

  Assets Acquired and Disposed of Within the Plan Year

  Party-In-Interest Transactions

  Obligations in Default

  Leases in Default





DELOITTE &
  TOUCHE LLP
------------             ------------------------------------------------------
                         250 East Fifth Street        Telephone: (513) 784-7100
                         P.O. Box 5340
                         Cincinnati, Ohio 45201-5340


INDEPENDENT AUDITORS' REPORT

To The Procter & Gamble Master Savings Plan Committee:

We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996 and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 1997 financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/DELOITTE & TOUCHE LLP
--------------------------
Deloitte & Touche LLP
May 8, 1998


-----------------
Deloitte Touche
Tohmatsu
International
-----------------


THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 1997 AND 1996
----------------------------------------------------------------------------

                                             1997         1996

INVESTMENTS, At fair value:
  Investment in The Procter &
   Gamble Master Savings Trust          $5,643,754      $4,893,052
  Loans to participants                     81,481          84,635
                                        ----------      ----------
     Total investments                   5,725,235       4,977,687

RECEIVABLES - Other                          1,215           1,181
                                        ----------      ----------
     Total assets                        5,726,450       4,978,868

NET ASSETS AVAILABLE FOR BENEFITS       $5,726,450      $4,978,868
                                        ==========      ==========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

                                              1997             1996
ADDITIONS:
  Investment income:
   Equity in net earnings of
    The Procter & Gamble Master
    Savings Trust                        $  997,932       $  574,479
   Interest                                  10,957            8,452
                                         ----------       ----------
        Total investment income           1,008,889          582,931
                                         ----------       ----------
  Contributions:
    Employer contributions                                       105
    Employee contributions                                       972
                                         ----------       ----------
           Total contributions                                 1,077
                                         ----------       ----------
  Transfer from merged plans                               1,547,924
                                         ----------       ----------
  Transfer from unaffiliated plans           19,948
                                         ----------       ----------
  Other                                         447            3,220
                                         ----------       ----------
    Total additions                       1,029,284        2,135,152

DEDUCTIONS - Distributions
  to participants                           281,702          413,830
                                         ----------       ----------

NET INCREASE                                747,582        1,721,322

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                       4,978,868        3,257,546
                                         ----------       ----------
  End of year                            $5,726,450       $4,978,868
                                         ==========       ==========

See notes to financial statements.




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS
AND INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 1997 AND 1996
-----------------------------------------------------------------------------

1.       DESCRIPTION OF THE PLAN

         The following brief description of The Procter & Gamble Subsidiaries Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

         GENERAL - The Plan is a defined contribution plan covering substantially all employees of Maryland Club Foods, Inc. ("Maryland Club"), all eligible employees of Shulton, Inc. ("Shulton"), and employees of Fisher Nut Company ("Fisher Nut") who are members of the Twin Cities Bakery and Confectionery Workers Union, Local No. 22. The Plan was established effective April 1, 1989 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Effective March 14, 1996, the Shulton Savings Plan and Fisher Nut Savings Plan were merged into the Maryland Club Foods, Inc. Retirement Savings Plan and The Procter & Gamble Company ("Company"), plan sponsor, changed the Plan name to The Procter & Gamble Subsidiaries Savings and Investment Plan.

         CONTRIBUTIONS AND VESTING - Fisher Nut and its employees made contributions to the Plan until April 1996. After such time, all contributions to the Plan were suspended and the participants became fully vested.

         DISTRIBUTIONS - The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash or shares of common stock, in installment payments over a period not to exceed 120 months or an annuity. Retired or terminated employees shall commence benefit payments upon attainment of age 70-1/2.

         WITHDRAWALS - A participant may withdraw any portion of after-tax contributions once in any six-month period. Participants who have attained age 59-1/2 or have demonstrated financial hardship may withdraw all or any portion of their before-tax contributions once in any six-month period.

         PLAN TERMINATION - Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

         ADMINISTRATION - The Plan is administered by the Master Savings Plan Committee consisting of three members appointed by the Board of Directors of the Company, except for duties specifically vested in the trustee, who is also appointed by the Board of Directors of the Company.

         TRANSFER FROM UNAFFILIATED PLAN - Amounts represent account balances of Company employees transferred from unaffiliated Company plans.

         LOANS - The Plan allows participants to borrow funds from their accounts in certain circumstances up to maximum amounts specified in the Plan agreement. Loans are repayable in at least monthly installments of principal and interest over a maximum term of five years (fifteen years if the loan is used to purchase a primary residence). Principal and interest paid is credited to applicable funds in the borrower's account. Upon termination or retirement, the outstanding loan balance will be treated as a distribution to the participant.

         PARTICIPANT ACCOUNTS AND INVESTMENT OPTIONS - Each participant account is credited with an allocation of Plan earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants may allocate their accounts in one or all of the following investment options offered by the Plan (Note 4):

                  RESERVE FUND - A fund investing in short to medium length maturity, interest-bearing instruments.

                  COMPANY STOCK FUND - A fund investing in shares of The Procter & Gamble Company common stock.

                  MANAGED BOND FUND - A fund investing in a diversified portfolio of publicly and privately traded corporate, government, international, and mortgage backed bonds.

                  LARGE COMPANY FUND - A fund investing in equity securities of approximately 300 domestic, large company stocks.

                  DIVERSIFIED FUND - A fund investing in a balanced fund consisting of both equity and fixed securities.

                  INTERNATIONAL EQUITY FUND - A fund investing in a diversified portfolio of equity securities of foreign corporations.

                  SMALL COMPANY FUND - A fund investing in a portfolio of equity securities issued by small companies.




The activity and balances in the funds are summarized as follows for the years ended December 31, 1997 and 1996.
                                                                 INTERNA-
                          LARGE                                  TIONAL     SMALL     COMPANY   MANAGED
                          COMPANY      RESERVE      DIVERSIFIED  EQUITY     COMPANY   STOCK     BOND      LOAN
                          FUND         FUND         FUND         FUND       FUND      FUND      FUND      FUND        TOTAL

Net assets available
 for benefits
 December 31, 1995        $1,287,368   $1,388,551   $324,001                                    $155,893  $101,733    $3,257,546

Equity in net
 earnings of The
 Procter & Gamble
 Master Savings Trust        408,167      101,106     52,010     $   609    $  3,045  $  3,140     6,402                 574,479
Interest                                                                                                     8,452         8,452
Contributions                    265          812                                                                          1,077
Transfer from merged
 plans                       647,029      796,003     65,916                                      37,499     1,477     1,547,924
Other                          3,190                      19                                          11                   3,220
Distributions               (152,656)    (218,931)                                               (42,243)               (413,830)
Transfers between funds          402      (57,422)   (56,813)     26,108      40,413   119,903   (45,445)  (27,146)
                            --------   ----------   --------     -------    --------  --------  --------  --------    ----------
Net assets available
 for benefits, December
 31, 1996                  2,193,765    2,010,119    385,133      26,717      43,458   123,043   112,117    84,516     4,978,868

Equity in net earnings
 of The Procter &
 Gamble Master
 Savings Trust               653,467       91,887     64,331         782      21,016   155,801    10,648                 997,932
Interest                                                                                                     10,957       10,957
Transfer from
 unaffiliated plans            8,777       11,171                                                                         19,948
Other                                                                                                           447          447
Distributions to
 participants               (178,743)     (69,655)   (33,304)                                                           (281,702)
Transfers between funds      (82,754)    (222,011)    (2,852)                 45,019   271,079     7,325   (15,806)
                          ----------   ----------   --------     -------    --------  --------  --------  --------    ----------
Net assets available
 for benefits,
 December 31, 1997        $2,594,512   $1,821,511   $413,308     $27,499    $109,493  $549,923  $130,090  $ 80,114    $5,726,450
                          ==========   ==========   ========     =======    ========  ========  ========  ========    ==========




2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting and the Plan's net assets and transactions are recorded at fair value. The Plan's investment in The Procter & Gamble Company common stock is valued at the closing price on an established security exchange. The Plan's investment funds (funds) are valued by the fund manager, JP Morgan Investment Management, Inc. based upon the fair value of the funds' underlying investments. Income from investments is recognized when earned and is allocated to each plan participating in The Procter & Gamble Master Savings Trust (Master Trust) and each participant's account by PNC Bank, Ohio, N.A., (PNC Bank) the trustee of the plan.

         EXPENSES OF THE PLAN - Trustee fees and other expenses of the Plan are paid by the Company.

         USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         RECLASSIFICATIONS - Certain prior year amounts have been reclassified to conform with 1997 classifications.

3.       INCOME TAX STATUS

         The Internal Revenue Service (IRS) has determined and informed the Company by letter dated March 11, 1991, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC at December 31, 1997 and 1996.

4.       INTEREST IN MASTER TRUST

         Effective January 1, 1993, the Company formed the Master Trust in accordance with a master trust agreement with PNC Bank.

         Use of a Master Trust permits the commingling of various investments that fund Company-sponsored benefit plans for investment and administrative purposes. Although assets are commingled in the Master Trust, PNC Bank maintains records for the purpose of allocating contributions and changes in net assets of the Master Trust to both participating plans and individual participant accounts based upon each plan's or participant's proportionate interest in the Master Trust. The following represents the 1997 and 1996 audited financial information regarding the net assets and investment income of the Master Trust:




Assets of the Master Trust at December 31, 1997 are summarized as follows:
                                                            INTERNA-
                                   LARGE        SMALL       TIONAL                                 MANAGED
                      COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED   BOND
                      STOCK FUND   FUND         FUND        FUND        FUND         FUND          FUND          TOTAL

Investments, at
 fair value           $75,945,362  $60,121,937  $4,728,540  $2,629,430  $28,051,469  $33,669,298   $5,858,170    $211,004,206
Accrued interest
 and dividends              6,317          141          22          16          380          101           26           7,003
                      -----------  -----------  ----------  ----------  -----------  -----------   ----------    ------------

Total                 $75,951,679  $60,122,078  $4,728,562  $2,629,446  $28,051,849  $33,669,399   $5,858,196    $211,011,209
                      ===========  ===========  ==========  ==========  ===========  ===========   ==========    ============

Plan's investment
 in Master Trust      $   549,163  $ 2,594,297  $  109,418  $   27,499  $ 1,812,741  $   420,797   $  129,839    $  5,643,754
                      ===========  ===========  ==========  ==========  ===========  ===========   ==========    ============

Plan's percentage
 ownership interest
 in Master Trust               1%           4%          2%          1%           6%           1%           2%              3%
                      ===========  ===========  ==========  ==========  ===========  ===========   ==========    ============




Investments, at fair value, held by the Master Trust at December 31, 1997 are summarized as follows:

                               LARGE        SMALL       INTERNATIONAL                            MANAGED
                  COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                  STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND         TOTAL
The Procter &
 Gamble Company
 common stock     $78,844,561                                                                                 $ 78,844,561
Mutual funds                   $60,121,830  $4,728,479  $2,629,377     $27,988,957  $33,669,235  $5,858,117    134,995,995
Short-term
 investments        1,100,801          107          61          53          62,512           63          53      1,163,650
                  -----------  -----------  ----------  ----------     -----------  -----------  ----------   ------------

Total invest-
 ments at fair    $75,945,362  $60,121,937  $4,728,540  $2,629,430     $28,051,469  $33,669,298  $5,858,170   $211,004,206
 value            ===========  ===========  ==========  ==========     ===========  ===========  ==========   ============




Investment income from the Master Trust for the year ended December 31, 1997 is summarized as follows:

                                         LARGE        SMALL     INTERNATIONAL                           MANAGED
                            COMPANY      COMPANY      COMPANY   EQUITY         RESERVE     DIVERSIFIED  BOND
                            STOCK FUND   FUND         FUND      FUND           FUND        FUND         FUND       TOTAL
Net appreciation in fair
 value of investments       $22,915,525  $15,017,239  $817,130  $52,370        $1,468,561  $5,581,761   $520,449   $46,373,035
Dividends                       836,156                                                                                836,156
Interest                         56,289                                             3,197                               59,486
                            -----------  -----------  --------  -------        ----------  ----------   --------   -----------

Total                       $23,807,970  $15,017,239  $817,130  $52,370        $1,471,758  $5,581,761   $520,449   $47,268,677
                            ===========  ===========  ========  =======        ==========  ==========   ========   ===========

Plan's equity in net
 earnings of Master Trust   $   155,801  $   653,467  $ 21,016  $   782        $   91,887  $   64,331   $ 10,648   $   997,932
                            ===========  ===========  ========  =======        ==========  ==========   ========   ===========




Assets of the Master Trust at December 31, 1996 are summarized as follows:
                 COLLECTIVE               LARGE        SMALL       INTERNATIONAL                            MANAGED
                 INCOME      COMPANY      COMPANY      COMPANY     EQUITY         RESERVE      DIVERSIFIED  BOND
                 FUND        STOCK FUND   FUND         FUND        FUND           FUND         FUND         FUND        TOTAL
Investments,
 at fair value   $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770     $32,149,667  $32,299,750  $5,790,354  $168,108,287
Accrued
 interest
 and dividends   $   -             6,336          263          51          35             382          152          23         7,242
                 ----------  -----------  -----------  ----------  ----------     -----------  -----------  ----------  ------------

Total            $   -       $44,729,156  $48,644,705  $2,637,535  $1,863,805     $32,150,049  $32,299,902  $5,790,377  $168,115,529
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's invest-
 ment in Master
 Trust           $   -       $   119,964  $ 2,194,382  $   43,158  $   26,379     $ 2,011,608  $   385,229  $  112,332  $  4,893,052
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============

Plan's
 percentage
 ownership
 interest
 in Master
 Trust               -                1%           5%          2%          1%              6%           1%          2%            3%
                 ==========  ===========  ===========  ==========  ==========     ===========  ===========  ==========  ============




Investments, at fair value, held by the Master Trust at December 31, 1996 are summarized as follows:
                                                                     INTERNA-
                   COLLECTIVE               LARGE        SMALL       TIONAL                                MANAGED
                   INCOME      COMPANY      COMPANY      COMPANY     EQUITY      RESERVE      DIVERSIFIED  BOND
                   FUND        STOCK FUND   FUND         FUND        FUND        FUND         FUND         FUND        TOTAL
The Procter
 & Gamble Company
 common stock      $           $43,559,282                                                                             $ 43,559,282
Mutual Funds                                $48,644,294  $2,637,437  $1,863,743  $32,085,388  $32,299,639  $5,790,250   123,320,751
Short-term
 investments                     1,163,538          148          47          27       64,279          111        104      1,228,254
                   ----------  -----------  -----------  ----------  ----------  -----------  -----------  ----------  ------------

Total invest-
 ments at fair
 value             $   -       $44,722,820  $48,644,442  $2,637,484  $1,863,770  $32,149,667  $32,299,750  $5,790,354  $168,108,287
                   ==========  ===========  ===========  ==========  ==========  ===========  ===========  ==========  ============




Investment income from the Master Trust for the year ended December 31, 1996 is summarized as follows:
                                                                    INTERNA-
                     COLLECTIVE               LARGE       SMALL     TIONAL                             MANAGED
                     INCOME      COMPANY      COMPANY     COMPANY   EQUITY    RESERVE     DIVERSIFIED  BOND
                     FUND        STOCK FUND   FUND        FUND      FUND      FUND        FUND         FUND       TOTAL
Net appreciation
 in fair value
 of investments      $50,196     $ 9,402,213  $9,601,531  $170,571  $36,190   $1,717,880  $4,251,429   $316,106   $25,546,116
Dividends                            695,063                                                                          695,063
Interest                             179,397                                       9,911                              189,308
                     -------     -----------  ----------  --------  --------  ----------  ----------   --------   -----------

Total                $50,196     $10,276,673  $9,601,531  $170,571  $36,190   $1,727,791  $4,251,429   $316,106   $26,430,487
                     =======     ===========  ==========  ========  =======   ==========  ==========   ========   ===========

Plan's equity in
 net earnings of
 Master Trust        $    -      $     3,140  $  408,167  $  3,045  $   609   $  101,106  $   52,010   $  6,402   $   574,479
                     =======     ===========  ==========  ========  =======   ==========  ==========   ========   ===========

Plan's percentage
 ownership interest
 in Master Trust          2%              1%          5%        2%       1%           6%          1%         2%            3%
                     =======     ===========  ==========  ========  =======   ==========  ==========   ========   ===========




5.       DISTRIBUTIONS

         Distributions payable to participants as of December 31, 1997 and 1996 are approximately $150,000 and $224,000, respectively.

                                   * * * * * *




THE PROCTER & GAMBLE SUBSIDIARIES SAVINGS AND
INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT (ITEM 27a of Form 5500)
DECEMBER 31, 1997
----------------------------------------------------------------------------

IDENTITY OF ISSUE,
BORROWER, LESSOR                                                       FAIR
OR SIMILAR PARTY        DESCRIPTION OF INVESTMENT              COST   VALUE

Participant Loans       9 loans with maturities
                        ranging from January 1998
                        to November 2009 and interest
                        rates ranging from 7-10%               $ -    $81,481
                                                               ====   =======




PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEES (OR OTHER PERSONS WHO ADMINISTER THE EMPLOYEE BENEFIT PLAN) HAVE DULY CAUSED THIS TRANSITION REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.



                              Procter & Gamble Subsidiaries Savings
                              and Investment Plan



Date:  June 25, 1998          /s/JOSEPH R. LAWHEAD
                              --------------------------------------
                              Joseph R. Lawhead
                              Member, Benefits Committee






                               EXHIBIT INDEX


Exhibit No.                                                 Page No.

  23                Consent of Deloitte & Touche